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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                          SCHEDULE 13G
                         (Rule 13d-102)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULES 13d-(b) AND (c) AND AMENDMENTS THERETO FILED
                       PURSUANT TO 13d-2(b)


                        (Amendment No. 2) *



                        Community Financial Corp.
          --------------------------------------------------
                          (Name of Issuer)


                            Common Stock
          --------------------------------------------------
                   (Title of Class of Securities)


                             20364V 10 9
                        --------------------
                           (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 14 pages
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CUSIP No. 20364V 10 9             13G         Page 2 of 14 Pages


1.   NAMES OF REPORTING PERSONS:

     Community Financial Corp. Employee Stock Ownership Plan

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

     37-1344248

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Illinois

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER                 0

6.   SHARED VOTING POWER         210,537

7.   SOLE DISPOSITIVE POWER:           0

8.   SHARED DISPOSITIVE POWER:   210,537

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     210,537

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   8.9%

12.  TYPE OF REPORTING PERSON:   EP

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CUSIP No. 20364V 10 9             13G         Page 3 of 14 Pages



1.   NAMES OF REPORTING PERSONS:

     Michael F. Bauman

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             6,811

6.   SHARED VOTING POWER         232,943*

7.   SOLE DISPOSITIVE POWER:       6,811

8.   SHARED DISPOSITIVE POWER:   247,902*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     250,745*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   10.6%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting
person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.
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CUSIP No. 20364V 10 9             13G         Page 4 of 14 Pages


1.   NAMES OF REPORTING PERSONS:

     William O. Cantwell

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             6,911

6.   SHARED VOTING POWER         229,243*

7.   SOLE DISPOSITIVE POWER:       6,911

8.   SHARED DISPOSITIVE POWER:   244,202*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     251,113*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.6%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting
person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.
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CUSIP No. 20364V 10 9             13G         Page 5 of 14 Pages



1.   NAMES OF REPORTING PERSONS:

     Roger A. Charleston

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             9,661

6.   SHARED VOTING POWER         246,443*

7.   SOLE DISPOSITIVE POWER:       9,661

8.   SHARED DISPOSITIVE POWER:   261,402*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     271,063*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  11.4%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.

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CUSIP No. 20364V 10 9             13G         Page 6 of 14 Pages


1.   NAMES OF REPORTING PERSONS:

     Charles M. DiCiro

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             6,418

6.   SHARED VOTING POWER         229,243*

7.   SOLE DISPOSITIVE POWER:       6,418

8.   SHARED DISPOSITIVE POWER:   244,202*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     250,620*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.6%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting
person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.
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CUSIP No. 20364V 10 9             13G         Page 7 of 14 Pages



1.   NAMES OF REPORTING PERSONS:

     Brad A. Jones

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             4,761

6.   SHARED VOTING POWER         239,143*

7.   SOLE DISPOSITIVE POWER:       4,761

8.   SHARED DISPOSITIVE POWER:   254,102*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     258,863*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.9%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.

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CUSIP No. 20364V 10 9             13G         Page 8 of 14 Pages



1.   NAMES OF REPORTING PERSONS:

     Shirley B. Kessler

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER            28,000

6.   SHARED VOTING POWER         229,243*

7.   SOLE DISPOSITIVE POWER:      28,000

8.   SHARED DISPOSITIVE POWER:   244,202*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     272,202*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  11.4%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.

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CUSIP No. 20364V 10 9             13G         Page 9 of 14 Pages


1.   NAMES OF REPORTING PERSONS:

     Clyde R. King

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             8,761

6.   SHARED VOTING POWER         229,243*

7.   SOLE DISPOSITIVE POWER:       8,761

8.   SHARED DISPOSITIVE POWER:   244,202*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     252,963*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.7%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.

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CUSIP No. 20364V 10 9             13G        Page 10 of 14 Pages



1.   NAMES OF REPORTING PERSONS:

     Allen D. Welker

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):



2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

Number of shares beneficially owned by each reporting person with:

5.   SOLE VOTING POWER             6,445

6.   SHARED VOTING POWER         229,443*

7.   SOLE DISPOSITIVE POWER:       6,445

8.   SHARED DISPOSITIVE POWER:   244,402*

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:                     250,847*

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES   [   ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.6%*

12.  TYPE OF REPORTING PERSON:   IN

* Includes shares held by the Community Financial Corp.
Management Recognition Plan Trust as to which the reporting person, as a trustee, shares voting power and dispositive power over 60,463 shares and 75,422 shares, respectively.

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                                            Page 11 of 14 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549

ITEM 1(a)   NAME OF ISSUER.
            Community Financial Corp.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            240 E. Chestnut Street
            Olney, Illinois  62450-2295

ITEM 2(a)   NAME OF PERSON(S) FILING.
            Community Financial Corp. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve (i) as trustees of the trust established under the ESOP and (ii) on Community Financial Corp.'s Board of Directors: Michael F. Bauman, William O. Cantwell, Roger A. Charleston, Charles M. DiCiro, Brad A. Jones, Shirley B. Kessler, Clyde R. King, and Allen D. Welker.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE.
            Same as Item 1(b).

ITEM 2(c)   CITIZENSHIP.
            See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.
            Common Stock, par value $.01 per share.

Item 2(e)   CUSIP NUMBER.
            See the upper left corner of the second part of the cover page provided for the reporting person.

Item 3.     CHECK WHETHER THE PERSON FILING IS A:

          (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     Items (a) (b) (c) (d) (e) (g) and (h) - not applicable.
This Schedule 13G is being filed on behalf of the ESOP
identified in Item 2(a), filing under the Item 3(f) classification, and by each director of Community Financial
Corp. and trustee of the trust established pursuant to the ESOP, filing pursuant to SEC no-action letters. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.
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                                             Page 12 of 14 Pages
ITEM 4.    OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact
that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:  [   ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

         Pursuant to Section 13.7 of the ESOP, the ESOP
Committee has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

Item 10. CERTIFICATION.

         By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above were
acquired in the ordinary course of business and were not
acquired for the purpose of and do not have the effect of
changing or influencing the control of the issuer of such
securities and were not acquired in connection with or as a
participant in any transaction having such purpose or effect.
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                                             Page 13 of 14 Pages

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY FINANCIAL CORP.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Michael F. Bauman                     February 10, 1998
     __________________________________        _________________
     Michael F. Bauman, as Trustee             Date

     /s/ Roger A. Charleston                   February 10, 1998
     __________________________________        _________________
     Roger A. Charleston, as Trustee           Date

     /s/ Brad A. Jones                         February 10, 1998
     __________________________________        _________________
     Brad A. Jones, as Trustee                 Date


/s/ Michael F. Bauman                          February 10, 1998
_________________________________________      _________________
Michael F. Bauman, as a Director               Date
  of Community Financial Corp.

/s/ William O. Cantwell                        February 10, 1998
_________________________________________      _________________
William O. Cantwell, as a Director             Date
  of Community Financial Corp.

/s/ Roger A. Charleston                        February 10, 1998
_________________________________________      _________________
Roger A. Charleston, as a Director             Date
  of Community Financial Corp.

/s/ Charles M. DiCiro                          February 10, 1998
_________________________________________      _________________
Charles M. DiCiro, as a Director               Date
  of Community Financial Corp.

/s/ Brad A. Jones                              February 10, 1998
_________________________________________      _________________
Brad A. Jones, as a Director                   Date
  of Community Financial Corp.

/s/ Shirley B. Kessler                         February 10, 1998
_________________________________________      _________________
Shirley B. Kessler, as a Director              Date
  of Community Financial Corp.

/s/ Cylde R. King                              February 10, 1998
_________________________________________      _________________
Clyde R. King, as a Director                   Date
  of Community Financial Corp.

/s/ Allen D. Welker                            February 10, 1998
_________________________________________      _________________
Allen D. Welker, as a Director                 Date
  of Community Financial Corp.

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                                            Page 14 of 14 Pages

Exhibit A
---------

     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the manner directed by the issuer, and (iii) if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to
Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.